

Matthew Hoe · 3rd

 **Radix Motion**

CTO at Radix Motion - XR developer

San Francisco, California, United States · 353 connections ·

Contact info

Experience



CTO

Radix Motion

Jun 2018 – Present · 2 yrs

San Francisco Bay Area

Radix Motion utilizes the latest neuroscience research and immersive virtual
reality technology to increase wellness and productivity. Part of BoostVC incubator Tribe12.



Entrepreneur @ Tribe12

Boost VC

Feb 2019 – Present · 1 yr 4 mos

San Mateo, CA

Founder at Radix Motion, a BoostVC Tribe12 company.
Boost VC is the #1 accelerator in the world for Crypto and VR startups and is committed to
making science fiction technologies a reality.



Developer

IntraEdge

Nov 2018 – Jan 2020 · 1 yr 3 mos

VR Developer:

-Lead designer and software developer for corporate training VR.
-Developed software delivering integrated solutions to immersive design constraints to achieve
product goals on a fast paced timeline.   ...see mor

VR researcher & developer
Virtual Bytes
Aug 2017 – Jan 2019 · 1 yr 6 mos
San Francisco Bay Area

Co-founder of Virtual Bytes, a VR collective researching virtual reality and neuroscience. We
prototype and release new VR experiences and experiments every two weeks, showcasing how
combining VR tech and neuroscience knowledge can influence our lives.
Learn more at virtual-bytes.com



Developer
Expressive, Inc.
Jan 2017 – Jun 2017 · 6 mos
Oakland

Worked on integrating user interaction features with web based interactive 3D characters.
Responsibilities included user interaction and design, art and 3D asset creation/optimization,
procedural animation and graphics with WebGL, and server side integration.

Education



Chapman University
Cinematography and Film/Video Production
2015 – 2017
Activities and Societies: Working to build hybrid degree in media, computer science and VR/AR
Moved to the bay area in 2017 to pursue XR development full time.

Skills & Endorsements

Web Development · 1

Sarit (Sarah) Hashkes has given an endorsement for this skill

Virtual Reality · 1

Sarit (Sarah) Hashkes has given an endorsement for this skill

3D Graphics · 1

Sarit (Sarah) Hashkes has given an endorsement for this skill

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